UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

18 April 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

18 April 2013

Interim management statement for the nine months ended 31 March 2013

Diageo reports consistent performance with 5% organic and 6% reported net sales growth for the nine months ended 31 March 2013

In the nine months ended 31 March 2013 Diageo delivered 5% organic net sales growth with volume up 1%. This is in line with the first half performance of fiscal 2013. In the quarter ended 31 March 2013, Diageo delivered 4% organic net sales growth with volume down 1% and strong price/mix.

Reported net sales grew 7% in the quarter benefitting from the acquisition of Shui Jing Fang and Ypióca and a small positive foreign exchange impact. Reported net sales growth in the nine months ended 31 March 2013 was 6%, also against the comparable prior period.

By region, organic net sales growth for the nine month period was:

•	North America 6%
•	Western Europe (4)%
•	Africa, Eastern Europe and Turkey 9%
•	Latin America and Caribbean 14%
•	Asia Pacific 4%

Commentary on the quarter ended 31 March 2013:

Diageo’s US spirits business again delivered a strong performance with underlying consumer trends unchanged from the first half. Price increases taken on US spirits brands since May 2012 delivered stronger price/mix. US spirits remain the key driver of performance for Diageo North America. Underlying trends in Western Europe remain unchanged. The stronger performance in the quarter was due to the comparison against a weak third quarter in the prior year in France, an earlier Easter in 2013 and shipment phasing in Spain which is expected to reverse in Q4. Trading in Africa, Eastern Europe and Turkey is broadly unchanged from the first half. As anticipated, trading in Nigeria weakened slightly and there was a short term impact from the elections in Kenya. Russia’s performance was affected by comparison against a strong quarter in the prior year; the result of shipment phasing between Q3 and Q4 last year. Net sales growth in Turkey was impacted by customer purchases in Q2 ahead of the duty increase. Performance in Latin America and Caribbean moderated as consumer weakness in Brazil impacted performance despite share gains. In Colombia and Venezuela, systems changes led to higher shipments in the first half which reversed in Q3. Performance in Asia Pacific was affected by the comparison against a strong quarter in the prior year due to the timing of price increases and the continued decline of the scotch market in Korea.

At 31 March 2013, net assets were £7,670 million (£7,448 million at 31 December 2012) and net borrowings were £8,431 million (£7,897 million at 31 December 2012).

Paul S Walsh, Chief Executive of Diageo commented:

‘Our performance in the quarter was robust and again demonstrates Diageo’s strengths, global reach and category breadth and depth. Therefore despite consumer weakness in three markets, Korea, Nigeria and Brazil, Diageo’s performance for the nine months is in line with the first half and our expectations. Strong performance from our biggest business, US spirits; the continued growth of spirits in Africa; share gains across our markets in Asia Pacific and double digit growth of Johnnie Walker, Crown Royal, Buchanan’s, and Tanqueray are the highlights of the quarter. Given our market positions and geographic diversity we remain confident that Diageo’s performance continues to be in line with our medium term guidance.’

ENDS

Investor enquiries to:	Agnes Bota	+ 36 1 580 1022
	Catherine James	+ 44 (0) 20 8978 2272
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 20 8978 4764
	Rowan Pearman	+44 (0) 20 8978 4751
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 18 April 2013	By:	/s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary